SI 18006018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Broadway - 16 Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETF Distributors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Management of ETF Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ETF Distributors, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under Securities and Exchange Commission of 1934. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Hartford, CT
February 28, 2018

We have served as the Company's auditor since 2015.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

		December 31, 2017
Assets		
Cash	$	779,190
Accounts receivable		4,057
Due from affiliates		16,816
Prepaid expenses		7,097
Total assets	$	807,160
Liabilities and Member's Equity		
Accrued liabilities	$	24,100
Due to affiliates		47,065
Total liabilities		71,165
Commitments and Contingencies (Note 6)		
Member's Equity		
Additional paid-in capital		1,100,696
Accumulated deficit		(364,701)
Total member's equity		735,995
Total liabilities and member's equity	$	807,160

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Operations

		Year Ended December 31, 2017
Operating Revenues		
Distribution fees	$	216,644
Total operating revenues		216,644
Operating Expenses		
Employment expenses		122,469
Other operating expenses		143,803
Total operating expenses		266,272
Net Loss	$	(49,628)

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Additional Paid-In Capital	Accumulated Deficit	Total Member's Equity
Balances at December 31, 2016	$ 1,100,696	$ (315,073)	$ 785,623
Net loss	-	(49,628)	(49,628)
Balances at December 31, 2017	$ 1,100,696	$ (364,701)	$ 735,995

The accompanying notes are an integral part of these financial statements.

ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

		Year Ended December 31, 2017
Cash flows from operating activities:		
Net loss	$	(49,628)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(1,891)
Due from affiliates		(1,304)
Prepaid expenses		18,358
Accrued liabilities		(5,900)
Due to affiliates		26,314
Net cash used in operating activities		(14,051)
Net decrease in cash		(14,051)
Cash, beginning of year		793,241
Cash, end of year	$	779,190

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

ETF Distributors, LLC ("ETFD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related exchange traded funds, which are registered with the Securities and Exchange Commission ("SEC").

The Company is a direct wholly-owned subsidiary of ETFis Holdings, LLC ("ETFH"). ETFH is 57.5% owned by Virtus Partners, Inc. ("VP") and 42.5% owned by members of management. VP is a direct wholly-owned subsidiary of Virtus Partners Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Prepaid Assets

Prepaid assets primarily consist of prepaid insurance costs which are expensed over the term of the policy.

Revenue Recognition

Distribution fees are recorded as revenue during the period in which services are performed. Distribution fees are earned based on a percentage of assets under management, subject to certain minimums, and are paid monthly pursuant to the terms of the respective distribution fee contracts.

Income Taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is a pass through entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the member's income tax returns.

The Company's income tax returns for the years ended December 31, 2014, 2015, and 2016 are subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

New Accounting Standards

In August 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-15, classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15") which clarifies the treatment of several cash flow categories. In addition, ASU 2016-15 clarifies that when cash receipts and cash payments have aspects of more than one class of cash flows and cannot be separated, classification will depend on the predominant source or use. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2018. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was originally effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year or for periods beginning after December 15, 2017. Adoption of the standard requires either a retrospective or a modified retrospective approach to adoption, and early adoption is permitted as of the original effective date. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net), which amends the principal-versus-agent implementation guidance in ASU 2014-09, Revenue from Contracts with Customers, discussed above. The new guidance will impact whether an entity reports revenue on a gross or net basis. These updates are effective for annual periods beginning after December 15, 2017 and interim periods within those fiscal years. The Company's implementation assessment included the identification of revenue within the scope of the guidance, as well as the review of terms and conditions of a sample of revenue contracts covering a broad range of products. The Company adopted ASU 2014-09 effective January 1, 2018, using the modified retrospective approach and determined that the adoption did not have a material change in the timing of recognition of the Company's revenue. Due to the revised criteria related to whether or not the Company is acting as a principal or agent the Company expects certain costs that are currently presented on a net of revenue basis to be presented on a gross revenue basis under the revised criteria.

3. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

	December 31, 2017
Aggregate indebtedness	$ 71,165
Net capital	$ 708,025
Ratio of aggregate indebtedness to net capital	0.10 to 1

The Company's minimum required net capital at December 31, 2017 based on its aggregate indebtedness on that date, was $5,000.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

4. Expense Sharing Agreement

The Company is party to an expense sharing agreement with its parent company, ETFH. Under the agreement, the Company utilizes personnel, services and facilities which are contracted by, and paid by, ETFH. The Company is charged a varying percentage of ETFH costs based on a quarterly time survey and settles the payable on a monthly basis. During 2017, $122,469 of employment expenses and $58,742 of other operating expenses were incurred pursuant to the expense sharing agreement.

5. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes expenses incurred pursuant to the expense sharing agreement disclosed in Note 4 and certain other expenses such as professional service fees that are paid by Virtus on the Company's behalf and reimbursed by the Company. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. At December 31, 2017, $16,816 was recorded as receivables from Virtus ETF Advisors, LLC, which is a wholly-owned subsidiary of ETFH, related to distribution fees due to the Company which are paid a month in arrears. At December 31, 2017, $47,065 was recorded as due to affiliates which includes $28,540 payable to ETFH pursuant to the expense sharing agreement and $18,525 payable to Virtus for expense reimbursements.

6. Commitments and Contingencies

At times the Company is involved in litigation and arbitration as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. There are no such matters outstanding as of December 31, 2017.

7. Subsequent Events

Subsequent events have been evaluated through February 28, 2018, which is the date the financial statements were issued.

100 Pearl Street
Hartford, CT 06103 | 800.248.7971 | VIRTUS.COM

Net Capital

Total member's equity			$	735,995
Less nonallowable assets:				
Accounts receivable	$	4,057		
Receivable from affiliates		16,816		
Prepaid expenses		7,097		(27,970)
Net capital before specific reduction in the market value of securities				708,025
Less securities haircuts pursuant to Rule 15c3-1				-
Net capital			$	708,025

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$	71,165
Difference resulting from offsetting various liability accounts against related assets		-
Aggregate indebtedness	$	71,165
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of $71,165)	$	5,000
Net capital in excess of minimum requirements ($708,025 - $5,000)	$	703,025
Ratio of aggregate indebtedness to net capital		0.10 to 1

Note A – Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by ETFD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as of December 31, 2017.

pwc

Report of Independent Accountants

To the Management of ETF Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ETF Distributors, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of ETF Distributors, LLC for the year ended December 31, 2017 , solely to assist the specified parties in evaluating ETF Distributors, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for ETF Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the Total Revenues amount reported on page 5 line 8 of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no difference.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 with the supporting schedules and working papers, as follows:

    a. Compared the Distribution of shares of registered open end investment companies or unit investment trusts amount of $216,645 to the December 31, 2017 supporting schedules provided by David Hanley, Senior Vice President and Treasurer, noting no difference.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $216,645 by summing the individual business activities through which revenue was earned, noting a difference of $1.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of ETF Distributors, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2018

ETF Distributors, LLC Schedule of Form SIPC-3 Revenues for the year ended December 31, 2017.

Amount ($)	**Business activities through which revenue was earned**
$0	Business conducted outside the United States and its territories and possessions
$216,645	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$216,645	**Total Revenues**